Exhibit 99.1

News Release dated February 3, 2021, Suncor Energy reports fourth quarter 2020 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2020 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libyan operations, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating (loss) earnings and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s (Suncor or the company) interests in Fort Hills and Syncrude.

Calgary, Alberta (Feb. 3, 2021) – “Suncor delivered strong operational results during the fourth quarter, reflecting improved performance across our assets in November and December following the completion of significant maintenance at the end of October,” said Mark Little, president and chief executive officer. “We also exceeded our operating cost reduction target, met our full year capital reduction target, executed on key strategic projects, and reaffirmed our commitment to significantly reduce our debt and increase returns to shareholders through our share repurchase program in 2021.”

•	Funds from operations increased to $1.221 billion ($0.80 per common share) in the fourth quarter of 2020, from $1.166 billion ($0.76 per common share) in the third quarter of 2020, and includes a $186 million ($0.12 per common share) transportation provision related to the Keystone XL pipeline project. Funds from operations were $2.553 billion ($1.66 per common share) in the prior year quarter. Funds from operations during the fourth quarter of 2020 exceeded the company’s sustaining capital and dividend payments. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million ($0.53 per common share) in the fourth quarter of 2020, compared to $2.304 billion ($1.50 per common share) in the prior year quarter.

•	The company recorded an operating loss of $142 million ($0.09 per common share) in the fourth quarter of 2020, compared to an operating loss of $302 million ($0.20 per common share) in the third quarter of 2020 and operating earnings of $782 million ($0.51 per common share) in the prior year quarter. The company had a net loss of $168 million ($0.11 per common share) in the fourth quarter of 2020, which included a $539 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, a non-cash impairment charge of $423 million after-tax due to the high degree of uncertainty surrounding the future of the West White Rose Project and a $142 million after-tax transportation provision related to the Keystone XL pipeline project. The net loss in the prior year quarter was $2.335 billion ($1.52 per common share), which included non-cash impairment charges of $3.352 billion after-tax related to Fort Hills and the West White Rose Project.

•	The company exceeded its previously announced operating cost reduction target, reducing annual operating costs by $1.3 billion (approximately 12%) in 2020, compared to 2019 levels, and met its capital reduction target, reducing annual capital expenditures by $1.9 billion (approximately 33%) in 2020 compared to the original 2020 capital guidance midpoint. The company delivered a number of strategic initiatives within this target that enhanced integration between Suncor and Syncrude, expanded the company’s market reach, debottlenecked In Situ facilities and its Edmonton refinery, and reduced structural operating costs by leveraging technology.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	Reliable operations drove refinery utilization of 95% in the fourth quarter of 2020, compared to 87% in the third quarter of 2020 and 97% in the prior year quarter. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average in the fourth quarter of 2020.

•	During the fourth quarter of 2020, Suncor’s total upstream production was 769,200 barrels of oil equivalent per day (boe/d) compared to 778,200 boe/d in the prior year quarter. The company’s synthetic crude oil (SCO) production increased to 514,300 barrels per day (bbls/d) in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company’s history. Together, the Syncrude and Oil Sands operations upgraders achieved combined upgrader utilization of 95% in the fourth quarter of 2020, compared to 83% in the prior year quarter, due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates following the completion of maintenance early in the quarter.

•	At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the quarter. In addition, at the company’s Edmonton refinery, the nameplate capacity was increased from 142,000 bbls/d to 146,000 bbls/d, subsequent to the fourth quarter of 2020, as a result of debottlenecking activities.

•	The Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration. By capitalizing on the collective strength of our regional operations, annual synergies of $300 million gross are expected.

•	The interconnecting pipelines between Suncor’s Oil Sands Base and Syncrude were brought into service in the fourth quarter of 2020. Transfers began in December 2020 reflecting the enhanced integration and operational flexibility between these assets.

•	Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company’s shares in 2021, signifying the company’s ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the quarter, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

•	Subsequent to the fourth quarter of 2020, Suncor’s Board of Directors approved a quarterly dividend of $0.21 per common share.

Financial Results

Operating (Loss) Earnings

Suncor’s fourth quarter 2020 operating loss was $142 million ($0.09 per common share), compared to operating earnings of $782 million ($0.51 per common share) in the prior year quarter. In the fourth quarter of 2020, crude oil and refined product realizations were significantly lower than the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the continued impacts of the COVID-19 pandemic. Upstream production was comparable to the prior year quarter, as the company produced a higher proportion of higher value SCO barrels in the product mix, enabled by strong reliability at Syncrude and the Oil Sands Base ramp up, leading to a decline in non-upgraded bitumen. Operating losses in the fourth quarter of 2020 were minimized by the decrease in operating, selling and general expenses associated with the continued execution of the company’s cost reduction initiatives.

Net Loss

Suncor’s net loss was $168 million ($0.11 per common share) in the fourth quarter of 2020, compared to a net loss of $2.335 billion ($1.52 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the fourth quarter of 2020 included a $539 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, a $423 million non-cash after-tax asset impairment charge and a $142 million after-tax transportation provision related to the Keystone XL pipeline project. The net loss in the prior year quarter included $3.352 billion of non-cash after-tax asset impairment charges partially offset by a $235 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $1.221 billion ($0.80 per common share) in the fourth quarter of 2020, compared to $2.553 billion ($1.66 per common share) in the fourth quarter of 2019, and includes a $186 million ($0.12 per common share) transportation provision related to the Keystone XL pipeline project. Funds from operations were influenced by the same factors impacting operating (loss) earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million ($0.53 per common share) for the fourth quarter of 2020, compared to $2.304 billion ($1.50 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a higher use of cash associated with the company’s working capital balances, as compared to the prior year quarter. The use of cash in the company’s non-cash working capital balances was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances.

Operating Results

During the fourth quarter of 2020, Suncor’s total upstream production was 769,200 boe/d compared to 778,200 boe/d in the prior year quarter.

SCO production increased to 514,300 bbls/d in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company’s history and resulted in a combined upgrader utilization rate of 95% in the fourth quarter of 2020 compared to 83% in the prior year quarter. Increased production in the fourth quarter of 2020 was primarily due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates. Following the completion of maintenance activities early in the quarter, the company achieved combined upgrader utilization of 102% in November and December of 2020. Both periods were impacted by planned maintenance at Oil Sands operations while the prior year quarter was impacted by planned maintenance at Syncrude. SCO production was further supported by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. Increased upgrader utilization impacted total Oil Sands production due to the yield loss associated with the bitumen upgrading process. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 157,200 bbls/d in the fourth quarter of 2020 from 206,000 bbls/d in the fourth quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and maintenance activities were completed at Firebag early in the quarter. Production in the fourth quarter of 2020 was also impacted by lower production at Fort Hills as the asset commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs. The maintenance activities at Firebag have expanded the capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also addressed plant restrictions that developed during the third quarter of 2020. Building on Suncor’s commitment to operational excellence, the company exited the quarter with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

Throughout 2020, Suncor continued to maintain its focus on value over volume, leveraging its broad asset base and operational flexibility to maximize the value of its allotted barrels under the Province of Alberta’s mandatory curtailment program. The company optimized the transfer of its allotted curtailment credits among the company’s assets, which helped the company achieve the second best year of SCO production in its history. During the fourth quarter of 2020, the Alberta government made the decision to suspend monthly limits on production under the curtailment system, effective December 2020.

Exploration and Production (E&P) production during the fourth quarter of 2020 decreased to 97,700 boe/d from 115,900 boe/d in the prior year quarter, primarily due to Terra Nova quayside preservation and natural declines in the United Kingdom.

Refinery crude throughput was 438,000 bbls/d and refinery utilization was 95% in the fourth quarter of 2020, compared to refinery crude throughput of 447,500 bbls/d and refinery utilization of 97% in the prior year quarter, with the decrease due to the impacts of reduced demand for transportation fuels as a result of the COVID-19 pandemic. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average in the fourth quarter of 2020. Refined product sales decreased in the fourth quarter of 2020 to 508,800 bbls/d, compared to 534,600 bbls/d in the prior year quarter, as a result of the COVID-19 pandemic.

“Suncor achieved 100% utilization across our Canadian refineries in the fourth quarter, once again outperforming the Canadian refining average, which was bolstered by our strong domestic sales network and export channels within our downstream business. Combined upgrader utilization was 95%, reflecting very strong reliability across our Oil Sands assets following the completion of maintenance at the end of October, with total production further supported by debottlenecking activities that were completed at Firebag,” said Little. “We continue to sharpen our focus on operational excellence, cost reductions and executing on our near-term plans.”

The company’s total operating, selling and general expenses decreased to $2.529 billion in the fourth quarter of 2020 from $2.820 billion in the prior year quarter, primarily due to lower cash operating costs across the company’s Oil Sands assets, which included lower mine maintenance at Oil Sands operations, improved reliability at Syncrude and the reduction of costs at Fort Hills as it commenced its phased ramp up of production. The company also continued to execute on its cost reduction initiatives in the fourth quarter of 2020 and exceeded its previously announced annual operating cost reduction target for the full year.

Strategy Update

2020 was a year of unprecedented challenges that significantly impacted the energy industry. In March 2020, in response to the impacts of the COVID-19 pandemic, the company took significant steps to preserve the financial health of the company by increasing its liquidity, lowering its cash break-even costs, and setting meaningful operating cost and capital reduction targets.

For the full year, operating costs were reduced by $1.3 billion, or approximately 12%, compared to 2019 levels, through base business reductions and delivering on cost reduction initiatives including enhancements to our supply chain model. At Fort Hills, the mine is being prepared to support increasing production through 2021, consistent with previously announced guidance, with improved cost-effectiveness through the optimization of the autonomous mine fleet and other cost reduction initiatives. At Syncrude, Suncor and the joint venture owners are working together to build on the significant progress made to date towards sustainably lower Syncrude cash operating costs and higher upgrader utilization. In the fourth quarter of 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies and improve performance through integration. By capitalizing on the collective strength of our regional operations, gross synergies of $300 million annually are expected, which will further support Syncrude’s ability to achieve its cost and productivity targets.

Suncor also met its $1.9 billion capital reduction target by the end of 2020, reducing its capital expenditures to $3.8 billion which was a 33% decrease compared to the original 2020 capital guidance midpoint. Targeted capital reductions in 2020 included the deferral and cancellation of projects and the reduction in spending across various assets. At Terra Nova, the company continued to exercise capital discipline by safely preserving the floating production storage and offloading unit quayside and deferring the asset life extension (ALE) project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the fourth quarter of 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project. During the fourth quarter of 2020, Suncor recorded a non-cash impairment charge on its share of White Rose assets and the West White Rose Project. While the asset is currently producing, there is considerable doubt regarding the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

Despite the challenges during the year, the company executed on its plans to optimize its existing assets through significant value-added projects. The interconnecting pipelines between Suncor’s Oil Sands Base and Syncrude were brought into service in the fourth quarter of 2020. Transfers began in December 2020, reflecting the enhanced integration and operational flexibility between these assets. At Firebag, work to expand the capacity of the facility by fully integrating the new incremental emulsion handling and steam infrastructure was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the quarter. Through the deployment of the Autonomous Haulage System (AHS) at Fort Hills, the company has optimized its operations and expects to further enhance safety, environmental and operational performance. The interconnecting pipelines, debottlenecking at Firebag and AHS deployment will contribute, in part, to Suncor’s incremental $2 billion free funds flow target. Looking ahead, through the acceleration of Suncor’s transformation, the company continues to work to fundamentally reduce the cost structure of running the business while increasing productivity. The company anticipates that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value. In addition, the company has made the decision to restart the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers and the Forty Mile Wind Power Project, both of which are expected to contribute to the company’s environmental goals and incremental free funds flow target.

Suncor also continues to invest in midstream opportunities which expand the company’s market reach and strengthen the company’s sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. These actions have enabled the company to sustain high refinery utilization and crude production rates throughout 2020, despite demand weakness due to the COVID-19 pandemic. Subsequent to the fourth quarter of 2020, the nameplate capacity of the company’s Edmonton refinery increased from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

“In 2020, we continued to execute on numerous strategic projects in support of structural free funds flow growth,” said Little. “Our continued focus on disciplined cost management and capital allocation means that we are moving our company towards a sustainably lower cost base while continuing to maximize the value generated from our assets. These actions have strengthened the cash generation capabilities of our company, and we have already seen the initial benefits, while laying the foundation for increasing shareholder returns.”

The company also continues to make investments in new technologies and renewable energy that lower its emissions and provide new sustainable energy sources. This includes equity investments in Enerkem Inc., a waste-to-biofuels and chemicals producer, and LanzaJet Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. In the fourth quarter of 2020, Enerkem, Suncor and other partners announced construction plans for the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. Suncor believes this investment complements Suncor’s existing biofuels business and renewables portfolio and further demonstrates Suncor’s active involvement in the global energy transition with low-carbon investments aligned with our current business.

Subsequent to the fourth quarter of 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to financing and shareholder approval of the purchaser along with other closing conditions and certain regulatory approvals.

Suncor entered the year with a strong investment grade balance sheet and a proven track record of shareholder returns and, at the onset of the COVID-19 pandemic, responded decisively to maintain its financial strength and liquidity. Suncor will remain disciplined in its capital allocation and, at current commodity prices plans, to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company’s shares in 2021, signifying the company’s ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the quarter, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

In the fourth quarter of 2020, the company paid $320 million in dividends and subsequent to the end of the quarter, Suncor’s Board of Directors approved a quarterly dividend of $0.21 per common share.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019
Net (loss) earnings	(168)	(2 335)	(4 319)	2 899
Unrealized foreign exchange gain on U.S. dollar denominated debt	(539)	(235)	(286)	(590)
Asset impairment(2)	423	3 352	2 221	3 352
Provision for pipeline project(3)	142	—	142	—
Impact of income tax rate adjustment on deferred taxes(4)	—	—	—	(1 116)
Gain on significant disposal(5)	—	—	—	(187)
Operating (loss) earnings(1)	(142)	782	(2242)	4358

(1)	Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)	During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project. During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of the Quarterly Report for further details. During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

(3)	In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

(4)	In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(5)	The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

Suncor has updated its Corporate Guidance for the full year business environment outlook assumptions for Brent Sullom Voe from US$48.00/bbl to US$55.00/bbl, WTI at Cushing from US$45.00/bbl to US$52.00/bbl, WCS at Hardisty from US$32.00/bbl to US$39.00/bbl, New York Harbor 2-1-1 crack from US$12.50/bbl to US$15.00/bbl and the Cdn$/US$ exchange rate from 0.77 to 0.78, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full year current income tax assumptions have changed from a recovery of $200 million – $500 million to an expense of $$300 - $600 million.

For further details and advisories regarding Suncor’s 2020 annual guidance, see suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the fourth quarter of 2020, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to commence a normal course issuer bid (NCIB) to purchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor’s issued and outstanding common shares. As at January 31, 2021, Suncor had 1,525,150,794 common shares issued and outstanding.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Pursuant to Suncor’s previous NCIB, Suncor agreed that it would not purchase more than 78,549,178 common shares between May 6, 2019 and May 5, 2020. Suncor suspended buybacks during the first quarter of 2020. Between May 6, 2019 and March 30, 2020 and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 47,934,151 shares on the open market for approximately $1.94 billion, at a weighted average price of $40.42 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (2,497,868 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six month period (9,991,475 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by the TSX and securities regulatory authorities, including by private agreements. Purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. On February 8, 2021, Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Non-GAAP Financial Measures

Operating (loss) earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Report to Shareholders for the Fourth Quarter of 2020 dated February 3, 2021 (the Quarterly Report) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the Quarterly Report. Funds from operations and free funds flow are defined and reconciled, as applicable, to the GAAP measure in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s commitment to significantly reduce debt and increase returns to shareholders including its plans, subject to commodity prices, to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company’s shares in 2021, signifying the company’s ability to generate cash flow and confidence in the underlying value of the company and Suncor’s expectation that further plans to allocate capital will follow the company’s capital allocation framework;      the expectation that Suncor will take over as operator of the Syncrude asset by the end of 2021 and will continue to drive operating efficiencies, improve performance and develop regional synergies through integration and that, by capitalizing on the collective strength of its regional operations, gross annual synergies of $300 million will be achieved which will further support Syncrude’s ability to achieve its cost and productivity targets; Suncor’s plan to continue to sharpen its focus on operational excellence, cost reductions and executing on its near-term plans; Suncor’s expectation that Fort Hills is being prepared to support increased production through 2021, with improved cost-effectiveness through the optimization of the autonomous mine fleet; Suncor’s plan to continue to work to fundamentally reduce the cost structure of running the business while increasing productivity and its belief that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value; the expectation that the sale of Suncor's 26.69% working interest in the Golden Eagle Area Development will close no later than the third quarter of 2021 for US$325 million and contingent consideration up to US$50 million; the West White Rose Project, including expectations regarding future plans and the timing thereof; Suncor’s expectation that, through the deployment of AHS at Fort Hills, the company has optimized its operations and that it will further enhance safety, environmental and operational performance; Suncor’s incremental $2 billion free funds flow target, including the expectation that the interconnecting pipelines, debottlenecking at Firebag and AHS deployment will contribute to such target; the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers and the Forty Mile Wind Power Project and the expectation that these projects will contribute to Suncor’s environmental goals and incremental free funds flow target; Suncor’s belief that its investment in midstream opportunities will expand the company’s market reach and strengthen its products sales channels; Suncor’s belief that the actions taken by Suncor in 2020 have strengthened the cash generation capabilities of Suncor and will lay the foundation for increasing shareholder returns; statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that purchasing its own shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy and the expectation that Suncor will enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB; Suncor’s expectations regarding the Varennes Carbon Recycling facility, including its belief that it complements Suncor’s existing biofuels business and renewables portfolio and demonstrates Suncor’s active involvement in the global energy transition; and Suncor’s full year outlook range on current income taxes and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, the Quarterly Report, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com or follow us on Twitter @Suncor.

A full copy of Suncor's fourth quarter 2020 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

1-800-558-9071

invest@suncor.com